Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

Disclaimer
Copies of this communication are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this communication and the distribution of this communication and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F-4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.

CMB .TECH | Decarbonise Today Navigate Tomorrow


BOCIMAR
POWERED by CLEAN AMMONIA

Earnings release Q1 2025

May 21st 2025 – Alexander Saverys & Ludovic Saverys

Forward-looking statements

Matters discussed in this presentation may constitute forward-looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, general industry conditions future operating results of the Company's vessels, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to us, the strength of the world economies and currencies, general market conditions, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry-docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Presentation topics

1. **Q1 2025 financials & highlights**
2. **CMB.TECH & Golden Ocean proposed merger**
3. **MEPC ‘83**
4. **Marine division market update**
    1. TCE performance
    2. Market outlook
5. **Conclusion and Q&A**




SAFETY FIRST
NO SMOKING
MINERAL PORTUGAL
BOCIMAR

CMB.TECH

1 BILLION USD CONTRACT BACKLOG ADDED

Q1 2025 FINANCIALS & HIGHLIGHTS

Q1 2025 financials[1]

P&L Q1 2025

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2025	First Quarter 2024
Revenue	235,044	240,377
Other operating income	7,134	7,596
Raw materials and consumables	(2,809)	(1,243)
Voyage expenses and commissions	(42,404)	(36,917)
Vessel operating expenses	(61,829)	(49,472)
Charter hire expenses	(313)	(18)
General and administrative expenses	(22,847)	(17,706)
Net gain (loss) on disposal of tangible assets	46,451	407,562
Depreciation	(55,671)	(40,238)
Net finance expenses	(64,215)	(15,441)
Share of profit (loss) of equity accounted investees	(51)	541
Result before taxation	**38,490**	**495,041**
Tax benefit (expense)	1,883	208
Profit (loss) for the period	**40,373**	**495,249**
Attributable to:		
Owners of the Company	43,998	495,249
Non-controlling interest	(3,625)	–

EBITDA adj.

Adjusted for capital gains (in USD Million)


146.4
115.8
109.3
111.9
Q2 2024
Q3 2024
Q4 2024
Q1 2025

USD 483 million

NET INCOME

(in USD Million)


184.4
98.1
93.1
40.4
Q2 2024
Q3 2024
Q4 2024
Q1 2025

USD 416 million

NET INCOME adj.

Adjusted for capital gains (in USD Million)


69.7
36.7
22.0
-6.1
Q2 2024
Q3 2024
Q4 2024
Q1 2025

USD 122 million

Liquidity	Contract backlog	Outstanding CAPEX	Equity on Total Assets
345.1 Million USD (excl. commercial paper)	**2.94** Billion USD	**2.2** Billion USD	**31.9** %

Powered by:

[1] Subsequent the closing on March 12, 2025, of the acquisition of the GOGL shares held by Hemen, CMB.TECH became the de-facto controlling shareholder of GOGL. As from that date GOGL is fully consolidated as a subsidiary in the Group's consolidated accounts. The provisional purchase price allocation resulted in the recognition of a goodwill amounting to USD 172 million. GOGL's contribution to the consolidated result from March 12 till March 31 amounts to USD -6.6 million.

Q1 2025 highlights

CMB.TECH a diversified and future-proof maritime group...

- ✓ Profit of USD 40.4 million in Q1 2025 (**USD 0.21 per share**)
- ✓ CMB.TECH buys Hemen stake in Golden Ocean
- ✓ Term sheet signed for a merger transaction between CMB.TECH and Golden Ocean
- ✓ Fortescue and CMB.TECH sign agreement for ammonia-powered ore carrier
- ✓ CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels
- ✓ Delivery of 5 newbuilding vessels: Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige, CTV Hydrocat 60
- ✓ No dividend declared for Q1 2025

...with a clear vision on value creation for stakeholders by taking actions today!

- ✓ Sold three VLCCs in Q1 2025, Iris (2012, 314,000 dwt), Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) as part of its fleet rejuvenation strategy. The sales will generate a total capital gain of approximately 96.7 million USD (Q2 and Q3 2025)
- ✓ Previously announced sales generated a capital gain of USD 46.25 million: Suezmax Cap Lara (2007, 158,826 dwt), VLCC Alsace (2012 – 299,999 DWT), and Windcat 6
- ✓ CMB.TECH increases its contract backlog by 921 million USD (to USD 2.94 billion USD)

CMBT LISTED EURONEXT

CMBT LISTED NYSE

Commercially attractive fleet growing by the month

CMB.TECH's strategy of diversification and decarbonisation was in full swing in Q1 2025:
taken delivery of 5 newbuilding's, and announced the additional sale of 3 older tankers

Segment	Average age	today	Q4'25	Q4'26	Q4'27
EURONAV	8.9 years[1]	32 + 7	32	37	39
BOCIMAR	<1 years[1]	14 + 16	19	28	30
DELPHIS	1 years[1]	4 + 1	4	5	4
BOCHEM	<1 years[1]	6 + 10	8	10	10
WINDCAT	8.9 years[1]	54 + 13	64	67	67
Other	3.8 years[1]	3+1	4	4	4

Total fleet	
Q4'25	131
Q4'26	151
Q4'27	155
Q4'28	159
Q4'29	161

(*) Today: 01/05/2025 fleet on the water, [1] Age calculation: new building fleet set at 0

Q1 2025 Marine division highlights

EURONAV – TANKERS
32 + 7
893.1
Contract backlog $ millions

BOCIMAR – DRY-BULK
14 + 16
493.1
Contract backlog $ millions

DELPHIS – CONTAINER
4 + 1
502.5
Contract backlog $ millions

BOCHEM – CHEMICAL
6 + 10
790.5
Contract backlog $ millions

WINDCAT – OFFSHORE WIND
54 + 13
95.1
Contract backlog $ millions



Tankers:
P&L break-even 25,469
TCE Q1 '25 40,081
Q2 '25 TCE-to-date 43,181
+14,613
Dry-bulk:
P&L break-even 23,594
TCE Q1 '25 18,393
Q2 '25 TCE-to-date 24,261
-5,201
Container:
P&L break-even 19,705
TCE Q1 '25 29,378
Q2 '25 TCE-to-date 29,378
+9,673
Chemical:
P&L break-even 18,386
TCE Q1 '25 19,711
Q2 '25 TCE-to-date 19,437
+1,325
Offshore wind:
P&L break-even 1,990
TCE Q1 '25 2,376
Q2 '25 TCE-to-date 2,894
+386

(*) P&L break-even 2025, Q1 '25 TCE and Q2 '25 TCE-to-date is weighted average per division, and includes spot and time charter contracts (all in USD/day). TCE as per load to discharge in line with IFRS 15.

2.94 Billion USD marine division contract backlog



Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
DRY-BULK VESSELS
BC210K-64
BC210K-79
BC210K-80
493.1 $ mio
CONTAINER VESSELS
CMA CGM Masai Mara
CMA CGM Zingaro
CMA CGM Etosha
CMA CGM Dolomites
1,400 TEU
502.5 $ mio
CHEMICAL TANKERS
Bochem Casablanca
Bochem Shanghai
Bochem New Orleans
Bochem Brisbane
CMYZ0121
CMYZ0122
Bitumen carrier CMJL #1
Bitumen carrier CMJL #2
NH3 ready Chemical #1
NH3 ready Chemical #2
NH3 ready Chemical #3
NH3 ready Chemical #4
NH3 fitted Chemical #1
NH3 fitted Chemical #2
790.5 $ mio
OTHERS
Hydrotug 1
15.6 $ mio
OIL TANKERS
Cap Lara
Cap Quebec
Cap Pembroke
Cap Porth Arthur
Cap Corpus Christi
1044522 DH Shipbuilding
1044534 DH Shipbuilding
Helios
Fraternity
Daishan
Donoussa
FSO Asia / FSO Afrca
893.1 $ mio
OFFSHORE WIND and O&G
CTV
CSOV 1
95.1 $ mio

Blue chip counter parties:

[1] As of March 24, 2025 incl. subsequent acquisitions, fully owned vessels, and 100% of our JV owned 210,000 dwt Newcastlemax bulk carriers. The contract backlog excludes charterers' extension options.

Further reference made to CMB.TECH in this chapter of the presentation is forward-looking and describes the CMBT & GOGL pro-forma company and its business plans after the proposed all stock transaction



CMB .TECH

CMB.TECH & Golden Ocean proposed merger

A leading diversified maritime group

A Leading Diversified Maritime Group

GOLDEN OCEAN · CMB.TECH

Fleet

201+51
Modern Eco Vessels [1]

3 billion
Contract backlog (USD)

171	54	28

6.1
Average age
(excl. CTV's 9.79y)

Finance

$ 11.1 billion
Fair Market Value[2]

~50%
Through-out the cycle leverage target

~$ 14.9/s
1 x NAV per share estimation

$ 2.2 billion
CAPEX commitments

Listing

NYSE
EURONEXT
OSLO BØRS

THE diversified and future-proof maritime group

Segment	Fleet	Avg. age	FMV $ millions
dry-bulk	(12+91)+18	6.3 years	6,064
oil	32+7	8.9 years	3,257
container	4+1	1 years	381
chemical	6+10	<1 years	810
off-shore wind	54+13	<1 y Avg. CSOV; 9.8 y Avg. CTV	611
Other	4+1	<3.7 years	17

[1] Data format: Fleet on the water + new building orders

[2] Fair Market Value (FMV): average of broker valuations of Fearnleys and Clarkson Valuations Limited. Valuation GOGL 12/03/2025, and CMBT 28/03/2025.

CMBT & GOGL Combined Available Days [1]

Legend: Time Charter (Days) / Spot (Days)

NUKE/CAPESIZE

	2025	2026	2027	2028
Time Charter (Days)	349	593	1.095	1.095
Spot (Days)	27.436	30.361	30.660	30.660
Total	27,785	30,954	31,755	31,755

KAMSAR/PANAMAX

	2025	2026	2027	2028
Time Charter (Days)	0	0	0	0
Spot (Days)	11.680	11.680	11.680	11.680
Total	11,680	11,680	11,680	11,680

TOTAL (excl. other)

	2025	2026	2027	2028
Time Charter	12.5%	11.8%	11.6%	12.3%
Spot	87.5%	88.2%	88.4%	87.7%
Total	55,874	62,431	65,856	66,618

2025: Bulk (71%) ⇔ Oil (32%)

2028: Bulk (65%) ⇔ Oil (22%)

VLCC

	2025	2026	2027	2028
Time Charter (Days)	636	303	0	0
Spot (Days)	4.109	5.337	6.496	6.570
Total	4,745	5,640	6,496	6,570

SUEZMAX

	2025	2026	2027	2028
Time Charter (Days)	2.545	2.237	1.095	1.095
Spot (Days)	4.390	5.212	6.570	6.570
Total	6,935	7,449	7,665	7,665

CHEMICAL/PRODUCT

	2025	2026	2027	2028
Time Charter (Days)	1.564	2.291	2.920	3.471
Spot (Days)	730	733	730	732
Total	2,294	3,024	3,650	4,203

FSO

	2025	2026	2027	2028
Time Charter (Days)	730	730	730	730
Spot (Days)	0	0	0	0
Total	730	730	730	730

CONTAINER

	2025	2026	2027	2028
Time Charter (Days)	1.460	1.613	1.825	1.825
Spot (Days)	0	0	0	0
Total	1,460	1,613	1,613	1,613

NEWBUILDING CSOV

	2025	2026	2027	2028
Time Charter (Days)	60	0	0	0
Spot (Days)	185	1.341	2.055	2.190
Total	245	1,341	2,055	2,190

OTHER

	2025	2026	2027	2028
Time Charter (Days)	12.020	6.493	5.502	3.274
Spot (Days)	10.063	17.610	18.953	21.181
Total	22,082	24,103	24,455	24,455

Assumptions:

- Golden Ocean fleet included for 100% for FY 2025 (combined fleet)
- Spot days and Time Charter (TC) days provide the total available days - aligned with newbuilding delivery schedules
- OTHER: 61 x CTV's, 2 x 5,000 DWT coaster, 2 x ferry, 1 x Tugboat, 1 x MPHUV

[1] Estimation of available days basis fleet on 15/04/2025, basis current time charter contracts and new building delivery schedule as per 15/04/2025.

Pro-forma 2025 Free Cash Flow



FCF USD per share
3,0
2,5
2,0
1,5
1,0
0,5
0,0
FCF Million USD
800
700
600
500
400
300
200
100
0
0,01
2,8 2,8 2,8
FSO
0,55
0,40
0,26
74,1
116,6
159,2
VLCC
0,64
0,48
0,33
95,9
140,1
184,4
Suezmax
1,25
0,74
0,23
67,1
214,8
362,6
Nuke Capesize
0,11
0,00
-0,11
-32,2
0,0
32,3
Kamsarmax Panamax
0,03
0,05
0,04
10,8 13,3 8,3
Chemical
0,06
16,2 16,2 16,2
Container
0,03
0,04
0,03
9,7 11,1 8,3
CSOV
2,67
1,77
0,84
+258,9
Spot rates -20% =
-270,7
Spot rates -30% =
244,3
515,0
773,9
Total

FCF Spot Bear -20% | FCF Spot Forecasted | FCF Spot Bull +20%
FCF per share | FCF per share | FCF per share

FY 2025	VLCC Spot	Suezmax Spot	Nuke/Cape Spot	Kamsar/Panamax Spot
Bear (-20%)	USD 41,440	USD 40,320	USD 21,263	USD 11,040
Forecasted	USD 51,800	USD 50,400	USD 26,579	USD 13,800
Bull (+20%)	USD 62,160	USD 60,480	USD 31,895	USD 16,560

Forecasted FCF % per division



Tankers
42%
Dry-Bulk
50%
8%
Others

Source: Estimated cash break-even after releveraging GOGL fleet – based on full year 2025 combined available days (slide 12), Time Charter agreements as per contract backlog March 2025, Excluding other category (CTV, Tugboat & Ferry's), Nuke/Cape category basis weighted average based on fleet composition, Forecasted scenario based on management assumptions and market reports


BOCIMAR
POWERED BY NH3
MINERAL EUROPE
ANTWERPEN

CMB .TECH

MEPC ‘83

BOOSTING THE BUSINESS CASE OF ZERO AND NEAR ZERO FUELS

CMB.TECH Strategy Supported by Regulations

IMO GHG strategy

MEPC 83

2028

Tier 2 deficit:
\$380 per tonne of CO_2eq
on a WtW basis

Tier 1 deficit:
\$100 per tonne of CO_2eq
on a WtW basis

Regulations: EU already in place, IMO 2028

CMB.TECH + GOLDEN OCEAN

162 + 91 = 253
Vessels

CMB.TECH Strategy

Modern eco fleet, NH_3 dual fuel optionality & NH_3 dual fuel fitted fleet

EU Green Deal and EU Fit for 55

EU ETS

2024

EU ETS 2024 average auction price of
€ 65 per ton of CO_2

FuelEU

2025

€ 2,400 per ton of VLSFO
equivalent exceeding the limit

H_2 dual fuel optionality & H_2 dual fuel fitted fleet

Source: FuelEU Maritime EU Regulation 2023/1805, EU ETS for Shipping as per amendments to Directive 2003/87/EC, Marine Environment Protection Committee, 83rd session (MEPC 83)

MEPC '83 – Mid Term Measures (MTM)

Tier 2 deficit		Tier 1 deficit		Direct Compliant
Tier 2 deficit: **RU of $380 per tonne of CO_2eq** on a WtW basis	OR	Tier 2 Compliant but Tier 1 deficit: **RU of $100 per tonne of CO_2eq** on a WtW basis	OR	Direct Compliant: **SU $ per tonne of CO2 eq surplus**



GHG Fuel Intensity (WTW) in gCO2eq/MJ
100
90
80
70
60
50
40
30
20
10
0
-4%
-6%
-8%
-17%
-19%
-21%
-26%
-39%
Tier 2
Tier 1
Compliant
2028 2029 2030 2031 2032 2033 2034
2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050
Reduction factors as per MEPC '83
Extrapolated reduction factors as per 2023 IMO GHG Strategy



Tier 2 Non-Compliant:
A ship that is not Tier 2 compliant can buy Tier 2 RUs or SUs and must pay for Tier 1 RUs
BASE TARGET or Tier 2 Compliant:
A ship that is compliant with Tier 2 must pay for Tier 1 RUs for any remaining Tier 1 deficit
DIRECT COMPLIANCE TARGET & Over-Compliant:
A ship that goes beyond Tier 1 can generate SUs below Tier 1
IMO nzf
RUs $
$
RUs
SUs $
ZNZ fuels fund $

RU=remedial unit
SU=surplus unit

Impact of IMO MTM on Total Fuel Cost (incl. Penalties)


LSFO + bio-diesel (base case)
LSFO + ZNZ
LNG + bio-methane
USD/tLSFOeq
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
678
702
537
699
718
474
822
822
507
969
910
650
1,152
1,014
894
1,366
1,129
1,229
1,579
1,212
1,595
1,661
1,185
1,797
1,743
1,143
2,012
1,823
1,090
2,249
1,900
1,031
2,510
1,977
958
2,785
0.0%
-6.1%
-8.1%
-65.6%
2032: LSFO + ZNZ at par with LSFO + bio-diesel
2038: LSFO and ZNZ is 8% cheaper if compared to LNG + bio-methane
NB ORDER
NB DELIVERY
END OF LIFE

Assumptions

- Below graph compares the Total Fuel Cost of three options:
  1. A base case using LSFO and the lowest cost between blending bio-diesel or paying the remedial unit penalty (RU);
  2. LSFO and the lowest cost between ZNZ (zero /near-zero fuels) and paying the RU;
  3. LNG and the lowest cost between blending bio-methane or paying the RU
- Based on IMO Mid Term Measures with a two-tier Global Fuel Standard (GFS): RUs Tier I of 380 USD/tCO2e, RUs Tier II 100 USD/tCO2e (assumption made that the RUs remain constant after 2030)
- No ZNZ fuel reward taken into consideration, WTW emissions, GFS intensity ref value of 93,3 gCO2e/MJ(average GFI of international shipping in 2008)
- Fuel pricing basis: biofuel (LR/UMAS B100 Avg Price), ZNZ and LSFO (Maersk Mc-Kinney Moller Fuel Forecaster), ZNZ 90% fuel intensity reduction (9,43gCO2e/MJ). ZNZ fuels aligned with Sustainable Fuels Certification Scheme (SFCS) and provided on the Fuel Lifecycle Label (FLL) on the bunker delivery note

Source: Own data representation based on MEPC 83, Maersk Mc-Kinney Moller

IMO Mid Term Measures Life Cycle Fuel Cost Impact



LSFO + bio-diesel (base case)
LSFO + ZNZ
LNG + bio-methane
Annual Fuel Cost in million USD
2028: 7.3, 7.6, 5.8
2030: 7.5, 7.8, 5.1
2032: 8.9, 8.9, 5.5
2034: 10.5, 9.8, 7.0
2036: 12.4, 11.0, 9.7
2038: 14.7, 12.2, 13.3
2040: 17.1, 13.1, 17.2
2042: 17.9, 12.8, 19.4
2044: 18.8, 12.3, 21.7
2046: 19.7, 11.8, 24.3
2048: 20.5, 11.1, 27.1
2050: 21.4, 10.3, 30.1



Newcastlemax consumption: 30 tonne VLSFO eq per day (360 days per year)

Delivery in 2028 – 20 years operational life

LSFO + bio-diesel/penalty:	LSFO + ZNZ:	LNG + bio-methane:
296.7 mio USD	**227.3 mio USD**	**295.1 mio USD**

-69.3 m$ -67.8 m$

Source: Own data representation based on MEPC 83, Maersk Mc-Kinney Moller



CMB.TECH

MARINE DIVISION

MARKET UPDATE

Marine Division Market Fundamentals Remain Intact

	TANKERS	DRY-BULK	CONTAINER	CHEMICAL	OFFSHORE WIND
Demand side	• Tonne-mile crude oil: +0.1% in 2025 +0.6% in 2026 • World oil demand (IEA): +740 kb/d in 2025 +760 kb/d in 2026	• Iron Tonne-mile Capesize: +0.0% in 2025 +5.3% in 2026 • China real GDP growth – including deescalated tariff effect: +4.6% in 2025 +3.8% in 2026	• TEU-mile: -0.4% in 2025 -2.5% in 2026 • ~8% of TEU-miles are now 'freshly tariffed', yet, 90-day suspension in place (May 12th)	• Tonne-mile: +1.6% in 2025 +1.7% in 2026 • Global GDP growth adjusted for tariffs effect: +2.8% in 2025 +3.0% in 2026	• Projecting 15% (+5.3 GW of capacity growth in Europe across 2025, and 22% (+8.9 GW) for 2026 • Offshore wind capacity in Europe will reach 158 GW (x4 today's level) by 2035
Supply side	• OB/F VLCC 10.8%, Suezmax 17.2% • 2025 fleet growth of 0.7% versus crude tanker dwt demand growth of 0.8% • 17% of the VLCC & Suezmax fleet > 20 years	• OB/F far below historic averages for Capesize 7.96% • 27% of Capes > 15 years • Capesize net fleet growth to average 1.4% year-on-year in both 2025 and 2026	• The boxship fleet will grow by 6.3% in 2025, and 3.9% in 2026 • Historically high OB/F: 29.7% in 2025 (average over all sizes)	• OB/F ratio at 14.2% of the current core chemical tanker fleet • All time high average age of 15.4 y • 28% > 20 y • Rising share of product tanker swing tonnage	• European market is set for a significant increase in supply, with 14 CSOVs scheduled for delivery to owners in 2025 • Three CSOVs ordered so far this year
Supply / Demand balance	POSITIVE	POSITIVE	CAUTIOUS	CAUTIOUS	POSITIVE
Commercial exposure on the water	**Spot: 22 ships** **Time Charter: 8(+2) ships**	**Spot: 14 ships** **Time Charter: 0(+3) ships**	**Spot: 0 ships** **Time Charter: 4(+1) ships**	**Spot: 2 ships** **Time Charter: 4(+10) ships**	**Spot: 11 ships** **(Short) Time Charter: 44(+1) ships**

Source: Own data representation based Clarksons, IEA, AXS Marine, Goldman Sachs, WTO, IMF, BRS


ORION

EURONAV

CMB.TECH

Euronav

Crude Oil Tankers

Tankers

KEY HIGHLIGHTS

- Trading fleet of 12 VLCC and 18 Suezmax vessels on the water
- Future-proof tonnage on order: 5 x ammonia powered ECO VLCC, and 2 x ECO Suezmax (NH_3 ready)
- Actual Q1 TCE for VLCC of 35,101 USD/day and actual Q2 quarter-to-date of 40,636 USD/day (64% fixed)
- Actual Q1 TCE for Suezmax of 41,391 USD/day and actual Q2 quarter-to-date of 42,636 USD/day (59% fixed)
- Sold three VLCCs in Q1 2025, Iris (2012, 314,000 dwt), Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) as part of its fleet rejuvenation strategy. The sales will generate a total capital gain of approximately 96.7 million USD (Q2 and Q3 2025)
- Previously announced sales generated a capital gain of USD 46.25 million: Suezmax Cap Lara (2007, 158,826 dwt), VLCC Alsace (2012 – 299,999 DWT), and Windcat 6

Spot rates to date for Q2 2025	
VLCC	64% fixed at $40,636 per day
Suezmax	59% fixed at $42,636 per day

Q1 2025 PERFORMANCE

IN $ PER VESSEL PER DAY



+11,711
35,101
23,390
9,033
VLCC - spot
+18,777
41,391
22,614
7,799
Suezmax - spot
OPEX
P&L break-even 2025 / day
Actual Q1 2025 TCE / day
+22,745
46,135
23,390
9,033
VLCC -TC
+8,714
31,328
22,614
7,799
Suezmax - TC

TCE calculations:

- Budget P&L break-even for 2025: includes OPEX, insurance, ship mgt fees, depreciation, interests, special expenses, arrangement fees & pool fees. OPEX as per 2025 budget
- Suezmax Q1 2025 spot rates include time charter profit shares (profit share excluded from Q2 2025 to date)

CRUDE OIL DEMAND GROWING BUT SLOWER

	YoY (May 2025)
World Oil Demand	+2.2%
Oil Supply, OPEC	+1.3%
Oil Supply, non-OPEC	+1.7%
OECD Total Crude Oil Stocks	-5.1%
US Crude Oil Exports	-0.2%
China Oil Imports	-1.8%
Global Crude Oil Floating Storage	+25.8%
Tanker Fleet Supply	+0.5%

Long-Term Tankers Market Attractiveness

Favourable Supply Side Fundamentals



# of vessels
244
+ 244 Suezmax
>20 years by 2030
116
45
27
8
10
27
57
32
26
30
23
42
8
4
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Orders
Suezmax Deliveries
Suezmax Orderbook

Today's new building orders do not cover the rapidly ageing fleet - and tanker contracting has fallen since mid-2024 due to market uncertainty

Demand (Oil) Still Expected To Stay Strong

Tariff impact on GDP & oil



Global GDP growth: 2.8%
Oil demand growth: 0.9%
mb/d
106
105
104
103
102
101
0
0,80
2022
2023
2024
2025
2026
Global Oil demand
Global Oil production

Lower oil prices to boost inventory levels and demand

Additional upside

Sanctions on Iran?

- **Increase**: More oil to be moved on conventional tankers from Saudi Arabia
- **Decrease**: Fleet carrying Iranian oil to be replaced by conventional tankers

Updated USTR Proposal

- **Manageable impact**

Any change of today's status quo on Iran sanction would be positive for VLCC

Even though we are expecting a slow down in global economy this year, demand for oil is still expected to rise. Coupled with low OB/F % and ageing fleet, the tanker market remain positive in our view...

Source: Own data representation based Clarksons, IEA, Morgan Stanley

OPEC Booster

OPEC + changes

OPEC+ cut refresher (various stages in 2022)	1. Group cuts: 2.0 mb/d 2. Voluntary 1st cuts: 1.6 mb/d **3. Voluntary 2nd cuts: 2.2 mb/d**
Delayed unwinding voluntary cuts (various stages 2023-24)	Delayed several times through-out 2024
Unwinding voluntary cuts (December 2024)	• Agreement to gradually unwind voluntary cuts • Gradual monthly increases over 18 months of ~130 kb/d (until September 2026)
Accelerated unwinding (May 2024)	• OPEC+ will accelerate oil output hikes • 411 kbd in May, 411 kbd July confirmed • Market sources talking about bringing back the full 2.2 million bpd November 2025

Updated Brent oil price forecast and updated Supply-Demand balance

Brent oil price



$ /bbl
66
64
62
60
58
56
0
-8.0%
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Q4 2026
New (after acceleration)
Previous (prior to acceleration)

Crude and condensate balance



mbd
81,9
81,4
83,1
82,7
83,6
82,8
84,1
83,9
85,0
84,3
0,7
0,2
-0,5
-0,4
-0,8
2022
2023
2024
2025
2026
Demand
(Non-)OPEC supply
Implied balance

Accelerated unwinding of voluntary cuts of OPEC+ leads to falling oil prices, leading to lower bunker fuel costs and potential re-stocking of oil inventories that stand at the absolute bottom of the 5-year range (OECD oil inventories)


BOCIMAR
MINERAL DEUTSCHLAND
ANTWERPEN

BOCIMAR

CMB.TECH

Bocimar

Dry Bulk

Dry bulk

KEY HIGHLIGHTS

- As of April 23rd, 14 super-eco 210,000 DWT Newcastlemaxes on the water exposed to supportive freight markets
- Future-proof tonnage on order – with another 14 Newcastlemaxes to be delivered by Q2 2027 (~1 per month)
- Five Newcastlemax still to be delivered in 2025
- Q1 2025 TCE actuals at 18,393 USD/day
- CMB.TECH Newcastlemax fleet outperformed Q1 5TC Baltic Capesize Index by 41.5% (USD 12.998 USD /day)
- Q2 TCE quarter to date rates at 24,261 USD/day (75% fixed)
- Fortescue and CMB.TECH sign agreement for ammonia-powered Newcastlemaxes
- CMB.TECH and MOL sign landmark agreement for three ammonia-powered Newcastlemaxes

Q1 2025 PERFORMANCE



IN $ PER VESSEL PER DAY
OPEX
P&L break-even 2025 / day
Actual Q1 2025 TCE / day
Q2 to date TCE / day
5,684
23,594
18,393
24,261
-5,201
Newcastlemax Q2 TCE to date: 75% fixed at $24,261 per day
Newcastlemax bulk carrier

TCE calculations:

- Budget P&L break-even for 2025: includes OPEX, insurance, ship mgt fees, depreciation, interests, special expenses, arrangement fees & pool fees. OPEX as per 2025 budget
- OPEX as per 2025 budget

DRY-BULK SEABORNE TRADE IS STILL GROWING

	YoY (May 2025)
China Steel Production	+1.1%
China Steel Inventories	-22.6%
China Iron Ore Inventories	-5.8%
China Iron Ore Imports	-5.7%
China Coal Imports	-5.3%
Brazil Iron Ore Exports	+1.2%
Australia Iron Ore Exports	-1.6%
Dry-Bulk Fleet Supply	+2.6%

Source: Own data representation based on Clarksons Research, Breakwave Advisors, Bloomberg

Q1 2025 – Strength of Atlantic Iron Ore trade

Brazil Iron Ore Export performed strong in Q1 2025…



30-days moving average (million ton per day)
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.00
+19.6%
January
February
March
April
May
June
July
August
September
October
November
December
2022
2023
2024
2025

…whilst the seasonal dryer and stronger period only starts in H2



15-day loading rate Brazil (million ton per day)
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
15 days precipitation accumulation (mm)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Today
01/01/2025
15/01/2025
01/02/2025
15/02/2025
01/03/2025
15/03/2025
01/04/2025
15/04/2025
01/05/2025
15/05/2025
01/06/2025
15/06/2025
15 days precipitation accumulation (mm)
15-day moving average intake

- In 2024, the structural strength in the Capesize segment was primary driven by Atlantic Fronthaul mineral ore trade
- Comparing the Atlantic to the Pacific loading's tonnage ratio for Capesize vessels, a gradual shift can be noticed over the last years from the Pacific to the Atlantic – increasing to a ratio of 3.0 in Q1 2025 (i.e. 3 loading in the Atlantic versus 1 loading in the Pacific). The ratio was turbo charged with the continual influx of Guinean bauxite in Q1 2025
- Vale (VALE), iron ore production during the first quarter was down 4% y/y due to licensing restrictions and heavier rainfall in Brazil. That said, iron ore sales and exports grew by 4% due to the Company drawing down inventories. **Vale's FY25 iron ore production guidance remains unchanged at between 325 - 335 Mt**, which would imply a ramp into the back half of the year

Q1 2025 – Guinea Bauxite Trade as Ton-Mile Booster

Bauxite export performed <u>again</u> strongly in Q1 2025…



Rapid and continued growth in market share from Guinea
Guinea Bauxite Export Volume (million ton per month)
+42.4%
+7.8%
+26.0%
January
February
March
April
May
June
July
August
September
October
November
December
2022
2023
2024
2025

…ahead of the seasonal May-September slump



15-day loading rate Guinea (million ton per day)
15 days precipitation accumulation (mm)
Today
15 days precipitation accumulation (mm)
15-day moving average intake

- Bauxite export market share in 2024: **Guinea 142.9 M (70.1%)**, Australia 44.4M (21.8%), Brazil 4.9M (2.4%)
- Bauxite import countries market share in 2024: **China 171.2 M (85.5%)**, UAE 6.9 M (3.4%), India 4.M (2.3%) Canada 3.7 M (1.9%)
- Market participants are expecting Chinese imports of bauxite to remain high for the foreseeable future on the back of strong demand in Q2 from new alumina capacity commissioning, and supply remaining strong from Guinea and Australia. In addition, Capesize represent around 60% of global bauxite trade with China as the dominant importer, which is **favorable for the ton-miles within the Capesize segment**
- Bauxite prices spiked at $115/mt in January and in combination with low alumina inventories in China triggered strong demand in Q1. On top, port congestion spiked hit a record in early March

Source: Own data representation based AXS Marine Brazil Iron Monitor and Weather Dashboard, BRS

Q1 2025 – Pacific Iron Ore Trade Disappointed

Australia iron ore export underperformed during Q1 2025...



30-days moving average export from Australia (million ton per day)
2.70
2.65
2.60
2.55
2.50
2.45
2.40
2.35
2.30
2.25
2.20
2.15
2.10
0.00
January
February
March
April
May
June
July
August
September
October
November
December
-13.6%
-8.8%
2023
2024
2025

...due to unusual heavy rain Western Australia...and improved as of end Q1 2025



15-day average loading West Australia (million tons per day)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
15 days precipitation accumulation (mm)
90
80
70
60
50
40
30
20
10
0
Today
01/01/2025
15/01/2025
01/02/2025
15/02/2025
01/03/2025
15/03/2025
01/04/2025
15/04/2025
01/05/2025
15/05/2025
01/06/2025
15/06/2025
15 days precipitation accumulation (mm)
15-day moving average intake

- Australian cargo volumes dipped in Q1 2025 due to weather-related port disruptions. As the cyclones dissipated, loadings in Pacific gradually resumed by March
- Anecdotally, Rio Tinto (RIO) reported that iron ore production/exports were down during the quarter, primarily due to above shown heavy rains in Western Australia. As such, iron ore shipments were down 9% y/y and the Company set its FY25 production guidance range at the low end of 323-338 Mt. Yet, there is a **mitigation plan in place to offset some of the shipment losses**

Long-Term Dry Bulk Market Attractiveness

Positive Supply Story (Tonnage)



# of vessels
Capesize Bulkcarrier Deliveries
Capesize Bulkcarrier Orderbook
+101
Today: 572 Capes > 15 years
By 2030: +823 Capes > 20 years (40% of the fleet)
41 48 58 57 45 111 212 251 214 103 94 88 104 75 51 80 113 88 50 56 32 150
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Orders
Lowest OB/F ratio since 1996:

Historical high average age of 11.5 years **X** 2025 OB/F ratio at ~8% **X** 2027 order book at 150 and NB options pushed to 2028

=

Consistent low OB/F ratio, ageing fleet and constraint order book as a proxy of future earnings potential (and vessel values)

+

Dry docking congestion due to Special Survey (over 25% of fleet over next 3 years) | CII, EU ETS, Fuel EU: environmental legislating will impact Cape speed & availability

Supportive Demand (Ton & Mile)



Iron ore price
Iron Ore Spot Price CFR N China
Vale est. Break-Even Price
BHP/Rio Tintio est. Break-Even Price
$/tonne
The 62%Fe Iron Ore Index is at ~$100/t Today
56 USD/tonne
0 20 40 60 80 100 120 140 160 180
2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026

Chinese domestic iron ore declines further: cheaper to import high grade overseas iron ore **X** A wave of new supply, mostly from Australia, Brazil and Guinea – with a cost curve (CFR) below iron ore price forecast **X** Iron ore price forecast at $90/tonne in Q4 2025 and $80/tonne in Q42026

=

Creating a positive sentiment for global mining of iron ore – a supportive environment for seaborne tonne-mile trade (-0.6% in 2025, +0.3% in 2026)

+

Bauxite trade growth ~4.1% per year over 2024/26 | Continued growth in coal (India & China) | Grain trade to grow ~2.4% per year over 2024/26 (tonne-mile adj.)

Thanks to supportive market dynamics, adding Golden Ocean's fleet of 91 eco vessels will enable CMB.TECH to become the preferred partner for large scale industrials and future-proof dry-bulk shipping

Source: Own data representation based Clarksons, Morgan Stanley, Goldman Sachs, AXS Marine

Long-Term View for Capes/Nukes

Fleet utilization


Growth %
Utilization %
14
12
10
8
6
4
2
0
-2
92
91
90
89
88
87
86
85
84
91,2
89,0
88,7
87,7
87,8
88,0
85,7
85,7
85,8
84,6
84,3
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Net fleet growth (%)
Demand growth (%)
Utilization (%)

Demand Growth


Growth %
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
6,4
6,4
5,3
4,9
1,2
-0,2
-4,4
2021
2022
2023
2024
2025
2026
2027
Total ton-mile growth (%)
Iron Ore ton-mile growth (%)
Other ton-mile growth (%)

- Global iron ore trade continues to be a key driver of dry bulk demand, with ton-mile growth expected to accelerate meaningfully over the medium term (eg. Simandou, S11D expansion) . **Iron ore ton-miles to expand at an average annual rate of approximately 5% in both 2026 and 2027**
- The combination of increased volumes, longer distances traveled, operational inefficiencies (dry-docking, port congestion, regulation) directly enhances utilization rates and earnings potential for Capesize operators
- **CMB.TECH is ideally positioned:** 14 super-eco Newcastlemaxes on the water today (additional 14 to be delivered 2025/26), and in combination with the potential Golden Ocean merger (59 Nukes/Capes, 32 Kamsar/Panamaxes



Delphis

Container vessels

Containers

KEY HIGHLIGHTS

- 4 x super-eco 6,000 TEU ice class container feeder vessels on the water. Newbuilding program of the 6,000 TEU ice class completed and all operational under a 10-year time charter contract to CMA CGM
- 1 x 1,400 TEU dual fuel NH3 on order to be delivered in July 2026 (Qingdao Yangfan Shipbuilding) – under 15-year time charter contract
- U.S. container imports from China remain significant at ~12 million TEU in 2024, but early 2025 saw a sharp frontloading surge (+9% YoY) followed by a 50% drop in bookings from China, partially offset by Southeast Asia. On May 12, 2025 U.S.-China agreement to suspend part of tariffs for 90 days eased trade tensions, reducing the expected drag on U.S. container imports and GDP, and improving the global trade and shipping outlook
- Red Sea rerouting remains the key driver of the container freight market outlook, currently providing a ~11% uplift to TEU-mile demand. The situation is clearly uncertain, but a return to widespread boxship routings through the region looks unlikely in the short term, however, this imposes a downside risk in the medium to long-term

SUNSET APPROACHING?



SCFI Comprehensive Container Freight Rate Index
5.000
4.000
3.000
2.000
1.000
0
Q1-2020
Q2-2020
Q3-2020
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Q4-2021
Q1-2022
Q2-2022
Q3-2022
Q4-2022
Q1-2023
Q2-2023
Q3-2023
Q4-2023
Q1-2024
Q2-2024
Q3-2024
Q4-2024
Q1-2025

Delphis has **no** spot exposure

Q1 2025 PERFORMANCE

IN $ PER VESSEL PER DAY



+9,673
29,378
19,705
5,106
6000 TEU container vessel
OPEX
P&L break-even 2025 / day
Actual Q1 2025 TCE / day

TCE calculations:

- Budget P&L break-even for 2025: includes OPEX, insurance, ship mgt fees, depreciation, interests, special expenses, arrangement fees & pool fees. OPEX as per 2025 budget
- OPEX as per 2025 budget


BOCHEM
CMB.TECH
Bochem
Chemical tankers

Chemical

KEY HIGHLIGHTS

- Trading fleet of six chemical tankers on the water
- Newbuilding orderbook:
  - 2 x chemical tankers (NH_3 ready): 2025
  - 2 x product tankers (CH_3OH fitted): 2026
  - 4 x chemical tankers (NH_3 ready): 2028 // 2 x chemical tankers (NH_3 fitted): 2029
- Favorable long-term contract exposure: 2 x Pool, 6 x 10-year TC, 6 x 7-year TC
- Current spot rates for chemical tankers remain 20–25% below last year's exceptionally high levels.
- Looking further ahead, the MR market is expected to be a key focus, as the limited chemical tanker order book and stable demand fundamentals make swing-tonnage from MR product tankers a crucial factor for chemical earnings in 2025/2026

Q1 2025 PERFORMANCE


IN $ PER VESSEL PER DAY
+2,135
5,999
18,386
20,521
+920
5,999
18,386
19,306
25K DWT chemical tanker Pool
25K DWT chemical tanker TC
OPEX
P&L break-even 2025 / day
Actual Q1 2025 TCE / day

TCE calculations:

- Budget P&L break-even for 2025: includes OPEX, insurance, ship mgt fees, depreciation, interests, special expenses, arrangement fees & pool fees. OPEX as per 2025 budget
- OPEX as per 2025 budget

1 YEAR TC 19,999 DWT CHEMICAL TANKER (STAINLESS STEEL)


USD/day
1 Year Timecharter Rate 19,999 dwt Stainless Steel Chemical Tanker
25.000
20.000
15.000
10.000
5.000
0
Q1-2020 Q2-2020 Q3-2020 Q4-2020 Q1-2021 Q2-2021 Q3-2021 Q4-2021 Q1-2022 Q2-2022 Q3-2022 Q4-2022 Q1-2023 Q2-2023 Q3-2023 Q4-2023 Q1-2024 Q2-2024 Q3-2024 Q4-2024 Q1-2025

Bochem has only limited spot exposure

Source: Own data representation based on Clarksons, SEB


WINDCAT
HALONG SHIPBUILDING Co.
CMB.TECH
WINDCAT
OFFSHORE WIND AND OIL & GAS

Offshore wind and oil & gas

KEY HIGHLIGHTS

- Most key vessel segments remain fully utilised in Europe, attributed to strong demand from both offshore wind and oil and gas industries
- CTV
  - Windcat has 54 CTVs on the water, 7 additional CTVs on order – all with H_2 dual fuel fitted engines
  - Windcat CTV market operates mainly under short term time charter contracts (3 months up to 5 years), resulting in a contract backlog of $ ~86 mio (March 2025)
  - After a busy end Q4 2024, the new year started more quietly, as a number of projects will only start later this year (from June / July). Typical seasonal market with highest utilisation over the summer period. Long-term awareness by charterers that there could be a lack of vessels in 2026, and in the following years – hence supportive for long-term rate trends
- CSOV
  - Windcat has six CSOV on order – with the first delivery in Q2 2025
  - The CSOV market is sold out for H1 2025, with tight availability expected to persist into Q3 2025 until newbuilds arrive and vessels return from summer campaigns
  - While OEMs for turbines and cables, along with contractors and developers, remain key charterers, several pending oil and gas tenders were finalised during Q1 2025



Q1 2025 PERFORMANCE


+8,890
15,292
42,022
50,912
CSOV
Utilization
Q1: 75.6%
+386
1,553
1,990
2,376
2,894
CTV
IN $ PER VESSEL PER DAY
Forecast TCE / day
OPEX
P&L break-even 2025 / day
Actual Q1 2025 TCE / day
Q2-to-date TCE/day

TCE calculations:

- CSOV TCE rate is based on forecast time charter rate (incl. other income)
- Budget P&L break-even for 2025: includes OPEX (incl. insurance and ship mgt fees), depreciation, interests, special expenses, arrangement fees & pool fees
- OPEX as per 2025 budget

Marine Division NB delivery fleet list

Hull	Type	Yard	Date
BC210k-49	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2025
BC210k-50	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2025
YN 552205	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q2 2025
BC210k-51	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2025
BC210k-43	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2025
Hydrocat 58	CTV	Dok en Scheepsbouw Woudsend	Q2 2025
Windcat 60	CTV	Dok en Scheepsbouw Woudsend	Q2 2025
YN 552206	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q3 2025
BC210k-52	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q3 2025
Windcat 61	CTV	Dok en Scheepsbouw Woudsend	Q3 2025
Windcat 62	CTV	Dok en Scheepsbouw Woudsend	Q3 2025
Windcat 63	CTV	Dok en Scheepsbouw Woudsend	Q3 2025
CMYZ0121	25K DWT ch. tanker	China Merchants Jinling Shipyard, YangZhou	Q4 2025
BC210k-44	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2025
YN 552207	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q4 2025
BC210k-53	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2025
Windcat 64	CTV	Dok en Scheepsbouw Woudsend	Q4 2025

Hull	Type	Yard	Date
CMYZ0122	25K DWT ch. tanker	China Merchants Jinling Shipyard, YangZhou	Q1 2026
Windcat 65	CTV	Dok en Scheepsbouw Woudsend	Q1 2026
TK300K-1	VLCC	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q1 2026
BC210k-45	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q1 2026
DQS-02	Coaster	Dung Quat Shipyard	Q1 2026
BC210k-54	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q1 2026
TK300K-2	VLCC	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2026
BC210k-55	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2026
HN5105	Suezmax tanker	Daehan Shipbuilding Co., LTD	Q2 2026
YN 552208	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q2 2026
BC210k-46	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2026
HN5106	Suezmax tanker	Daehan Shipbuilding Co., LTD	Q2 2026
DQS-04	Coaster	Dung Quat Shipyard	Q2 2026
TK300K-3	VLCC	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q3 2026
BC210k-56	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2026
BC210k-63	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2026
CV1300-01	1400 TEU container	Qingdao Yangfan Shipbuilding	Q4 2026
YN 552209	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q4 2026
BC210k-64	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2026
TK300K-4	VLCC	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q4 2026
CMYZ0161	17K DWT bitumen. tanker	China Merchants Jinling Shipyard, YangZhou	Q4 2026
CMYZ0162	17K DWT bitumen. tanker	China Merchants Jinling Shipyard, YangZhou	Q4 2026
BC210k-79	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q1 2027
YN 552210	CSOV	Ha Long Shipbuilding Co., Ltd, Vietnam	Q1 2027
BC210k-80	Newcastlemax	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2027
TK300K-5	VLCC	CSSC Qingdao Beihai Shipbuilding Co., Ltd	Q2 2027

2 x Suezmax
5 x VLCC

16 x Newcastlemax
2 x 5.000 dwt coasters

1 x 1400 TEU

2 x 25k dwt chemical
2 x 17k dwt bitumen

6 x CSOV
7 x CTV (2025/26)

(*) Indicative NB delivery times – basis situation 31/01/2025


BOCIMAR
POWERED BY NH3
MINERAL ECOTECH
ANTWERP

CMB .TECH

CONCLUSION & Q&A

Conclusion

SHAREHOLDERS

- **Profit of USD 40.4 million in Q1 2025 (USD 0.21 per share)**
- Term sheet signed for a merger transaction between CMB.TECH and Golden Ocean
- Discretionary dividend policy – no dividend declared for Q1 2025

STRONG PORTFOLIO

- MEPC '83 boosts the business case of NH_3 and H_2 dual fueled vessels
- **Decarbonisation optionality** provides additional upside potential
- Fortescue and CMB.TECH sign agreement for ammonia-powered ore carrier
- CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels

POSITIVE OUTLOOK 2025 AND BEYOND

- **Large exposure to favorable tanker and dry-bulk fundamentals**
- **Long-term contracts for futureproof tonnage gains further traction**
- Chemical and container market exposure locked in at favorable long-term contracts
- Increasing demand for offshore wind and offshore oil & gas supply vessels – first CSOV on the water in June 2025

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CMB
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CMB .TECH | Decarbonise Today Navigate Tomorrow



CMB .TECH | **JORIS DAMAN**
HEAD OF INVESTOR RELATIONS AND ESG
joris.daman@cmb.tech
+32 498 61 71 11